CUSIP No. 01609W102	13G	Page 12 of 12 pages

Exhibit 99.2

ITEM 7 INFORMATION

The securities being reported on by SoftBank Group Corp. as a parent holding company include securities that are owned by, or may be deemed to be beneficially owned by, SBBM Corporation, a Japanese corporation, SB HP Holdco., a Cayman Islands company, and West Raptor Holdings, LLC, a Delaware limited liability company. SBBM Corporation is a direct, wholly-owned subsidiary of SoftBank Group Corp. SB HP Holdco and West Raptor Holdings, LLC are each indirect, wholly-owned subsidiaries of SoftBank Group Corp.